

March 28, 2012

Via e-mail:
Mr. Andrew Miller
Chief Executive Officer
Polycom, Inc.
4750 Willow Road
Pleasanton, CA 94588

     Re: **Polycom, Inc.**
           Form 10-K for the fiscal year ended December 31, 2011
           Filed February 17, 2012
           File No. 0-27978

Dear Mr. Miller:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comment in future filings. Confirm in writing that you will do so and explain to us how you intend to comply.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 8-K filed January 23, 2012

1.   We note that your press release in Exhibit 99.1 includes a tabular presentation labeled "GAAP to Non-GAAP Reconciliation." We do not believe it is appropriate to present a full non-GAAP income statement in your filings with us, including your Form 8-K earnings releases. The presentation of a full non-GAAP income statement may attach undue prominence to the non-GAAP information. Please revise in future filings to delete the full non-GAAP income statement presentation. Please refer to Instruction 2 to Item 2.02 of Form 8-K which states that certain provisions of Item 10(e) of Regulation S-K apply to disclosures under Item 2.02. We also refer you to the guidance in Question 102.10 of the Compliance and Disclosure Interpretation on Non-GAAP Financial Measures dated July 8, 2011.

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christy Adams, Senior Staff Accountant, at (202) 551-3363 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French

Larry Spirgel
Assistant Director